                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 2)

                               -----------------------

                               CHATEAU PROPERTIES, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                               PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)

                                      161739107
                                    (Cusip Number)

                               -----------------------

                                   GARY P. MCDANIEL
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ROC COMMUNITIES, INC.
                               6430 SOUTH QUEBEC STREET
                              ENGLEWOOD, COLORADO 80111
                                    (303) 741-3707
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                               -----------------------

                                       COPY TO:
                                JAY L. BERNSTEIN, ESQ.
                                    ROGERS & WELLS
                                   200 PARK AVENUE
                               NEW YORK, NEW YORK 10166
                                    (212) 878-8000

                               -----------------------

                                   OCTOBER 14, 1996
               (Date of event which requires filing of this statement)

------------------------------------------------------------------------------
/ / Check box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

/ /            Check box if a fee is being paid with the statement.
------------------------------------------------------------------------------


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CUSIP No. 161739107                  13D                              Page 2
------------------------------------------------------------------------------
  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      ROC COMMUNITIES, INC.
------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
  3.   SEC USE ONLY

  4.   SOURCES OF FUNDS

                      BK
------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)
                                                                        / /
------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                      MARYLAND
------------------------------------------------------------------------------
               7.  SOLE VOTING POWER

  NUMBER OF             565,815*
              ----------------------------------------------------------------
    SHARES     8.  SHARED VOTING POWER

 BENEFICIALLY           0
              ----------------------------------------------------------------
   OWNED BY    9.  SOLE DISPOSITIVE POWER

    EACH                538,700**
              ----------------------------------------------------------------
  REPORTING   10.  SHARED DISPOSITIVE POWER

 PERSON WITH            0
------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      565,815*
------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                        / /
------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.7%
------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON

                      CO
------------------------------------------------------------------------------
 *   Beneficial ownership as to 447,115 of such Shares is disclaimed.
**   Beneficial ownership as to 420,000 of such Shares is disclaimed.

                     AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2, which relates to the common stock, par value $.01 per share ("Shares"), of Chateau Properties, Inc. ("Chateau") and is being filed by ROC Communities, Inc. ("ROC"), supplements and amends the Statement on Schedule 13D relating to the Shares originally filed by ROC with the Commission on July 29, 1996, as amended by Amendment No. 1 thereto filed with the Commission on September 20, 1996 (as amended, the "Statement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     ROC used funds it borrowed from First Chicago National Bank ("First Chicago") pursuant to a short-term loan arrangement (the "Loan") to make the purchases of Shares reported in Item 5 below. The Loan bears interest at an annual rate equal to the 30-day LIBOR rate plus 150 basis points and is repayable upon demand by First Chicago. ROC paid First Chicago a fee equal to 0.25% of the principal amount of the Loan.

     ROC expects that it will borrow additional funds from First Chicago pursuant to loans with terms that are substantially the same as the terms of the Loan to make any future acquisitions of Shares (see Item 4).

ITEM 4.  PURPOSE OF THE TRANSACTION.

     As previously reported, Chateau has waived in part the provisions of a standstill agreement applicable to ROC, and, as a result, ROC is permitted to purchase up to 7% of the outstanding Shares. On October 14, 1996, ROC began making open market purchases of Shares permitted by such waiver (see Item 5), and ROC intends to continue to purchase Shares, up to the maximum permitted amount of 7% of the outstanding Shares, in open market or privately negotiated transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) ROC may be deemed to beneficially own a total of 565,815 Shares, which represent approximately 8.7% of the total Shares outstanding, although ROC continues to disclaim beneficial ownership of 447,115 of those Shares. Such percentage is based on 6,099,710 Shares actually outstanding, plus 420,000 Shares subject to the Chateau Option which are deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

     (b)-(c) The following is a schedule of the transactions in Shares effected by ROC since September 20, 1996 (the date on which the last amendment to this Statement was filed), all of which were effected in the open market through the facilities of the New York Stock Exchange:

                        Number of
                         Shares            Price
             Date       Purchased        Per Share
             ----       ----------       ---------
           10/14/96       6,000            $25.125

           10/14/96      16,500            $25.250

           10/15/96       2,500            $25.250

           10/15/96       2,500            $25.375

           10/15/96      91,200            $25.500


     ROC has sole voting and dispositive power with respect to all such Shares. However, as previously reported, ROC has agreed with Chateau to vote all such Shares in favor of the Merger.

                                 SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 1996


                                       ROC COMMUNITIES, INC.


                                       By: /s/ GARY P. MCDANIEL
                                           ----------------------------------
                                             Gary P. McDaniel
                                             President and Chief Executive
                                             Officer



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